Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

On November 19, 2015, Craig Nash, the Chairman, President and Chief Executive Officer of Interval Leisure Group, Inc. (“ILG”) gave a presentation at the Goldman Sachs US Emerging /SMID Cap Growth Conference (the “Conference”), held at the Crowne Plaza Times Square in New York, New York. A copy of the investor presentation that was presented at the Conference was previously filed by ILG on November 17, 2015 in a Current Report on Form 8-K. Some of Mr. Nash’s remarks and questions posed to Mr. Nash during the presentation included the pending merger between a wholly-owned subsidiary of ILG and Vistana Signature Experiences, Inc. (“Vistana”), the vacation ownership business of Starwood Hotels & Resorts Worldwide, Inc. Below are those excerpts from the transcript of the presentation that relate to the proposed transaction.

November 19, 2015

01:10 PM EST

Steve Kent — Managing Director, Goldman Sachs:

Just in the past few years, we’ve seen them acquire VRI Europe, Aqua, Hyatt Residence Club, and very recently announced the deal to acquire Vistana, which is Starwood’s timeshare business.  Craig is going to go through a presentation, because the business really has changed.  So, if you saw this company a year ago, it’s different than it was a year ago, and I think Craig wants to explain that and show how truly compelling it is.

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

Before we begin, I’d like to note that today’s discussion contains forward-looking statements that are subject to the risks identified in ILG’s SEC filings and other written communications related to the merger.  Actual results may differ materially from those discussed here.  Please refer to the information on slides 2 and 3 of the presentation, and the Form S-4 that we will be filing, for an outline of these risks and important information about the proposed merger.

. . .

Furthermore, when we consider new acquisitions, we look for those that will build on a strong foundation that we already have in ILG’s world-class portfolio of vacation ownership properties, as well as our significant exchange and rental business.

Which brings us to our recently-announced merger of ILG and Vistana, and as part of that transaction, we will be home to the Sheraton and Westin brands in vacation ownership.  We know the Sheraton and Westin properties well, as they have long been part of the Interval Exchange Network, and adding the worldwide exclusive vacation ownership rights for these brands aligns perfectly with our strategy.

So with that, let’s discuss some of the aspects of this acquisition.  Looking at slide 17, as we announced a few weeks ago, Vistana will be spun off from Starwood and will merge with a wholly-owned subsidiary of ILG, with a total transaction value of approximately $1.5 billion at the time of announcement.  The Vistana transaction makes a great deal of sense financially, strategically, and as a platform for long-term, organic growth, enhancing our attractiveness as an investment opportunity for our stockholders.

Starwood shareholders will receive around 55% of the outstanding shares of the combined company, and ILG shareholders will own about 45% of the company on a fixed-share basis.  An important element of this transaction is the fact that the Company will be run by a team that combines the talents of both ILG Management, and the terrific group of experienced executives from Vistana.  I will continue to serve as Chairman and CEO of the Company, the combined company, and Jeanette Marbert, our COO, and Bill Harvey, our CFO, will continue in their roles.  Key members of the Vistana executive team, including their COO Steve Williams, and CFO Heather McGill, will continue to lead Vistana.

We anticipate closing the transaction in the second quarter of 2016, subject of course to customary closing conditions including regulatory and ILG shareholder approvals.  We expect the transition and integration of ILG and Vistana to be seamless, and we are excited to start delivering on the enormous potential of this combination.

Part of the potential of the combined company comes from the size and scale of ILG and Vistana’s high-end vacation ownership network, which will provide a stronger, more-competitive platform from which to drive growth.  Taking a look at this map, you can see our resort footprint spans from the leading vacation destinations in North America, from Hawaii to Cabo to Aspen, to St. John.  These are high-end properties in prime locations, and this means we will be able to offer our customers more options than ever before, and drive value across an expanded premium platform.

I can’t emphasize enough the value of having under one parent, the exclusive global license of three of the top upper-upscale vacation ownership brands.  This is a real differentiator.  Additionally, as you can see on this map, the transaction will fortify our foundation for long-term, sustainable growth, anchored by a strong pipeline of new resorts and future-phase opportunities.

So, let’s take a look at slide 19, to outline the attractive assets Vistana is bringing to the combination.  An important component of the value is in the net, unsecuritized receivables totaling $415 million as of September 30, 2015, which we believe can be quickly securitized to obtain approximately $400 million in cash.  Cash from securitized receivables is expected to be the primary source of financing for the planned developments, and future developments will be executed in a capital -efficient manner using pre-construction sales and phase construction.  Near-term growth will be generated primarily from sales produced by approximately $240 million of inventory in high quality resorts with proven track records.

We are also receiving five resort hotels in world-class destinations valued at approximately $200 million, which we intend to convert to timeshare properties.  For future development, Vistana currently has $30 million of land in exciting destinations.  Sales will be conducted through 14 existing sales centers, with 6 more to be added over the next three years.

Slide 20 highlights the approximately $5.5 billion in expected sales value of Vistana’s embedded inventory.  The sales are expected to be generated from the inventory on hand, and embedded in Vistana’s completed projects, estimated at $1.2 billion, as well as expansions of existing resorts and those currently in development such as Nanea in Maui, estimated at $3.1 billion.  Sales from conversions of the five transferred hotel properties, the Westins in Cancun, Puerto Vallarta, and Los Cabos, and Sheratons in Kauai and Steamboat Springs, are estimated at $1.3 billion.

Turning to slides 21 and 22, you can see here some financial detail about Vistana.  What these numbers show makes it even more clear that we are not just acquiring a great portfolio of high-end resorts.  We are gaining a business that delivers, and is poised to achieve, even greater financial performance moving forward.  Modified, adjusted 2015 EBITDA is forecast at between $140 million and $145 million, based on 8% to 10% contract sales growth and increased ADR and occupancy in resort operations.  For 2018, the projection is $440 million to $550 million of originated sales.

Slide 22 shows two scenarios:  one based on Vistana’s 2015 expected growth rate, and another based on a higher growth rate fueled by the embedded $5.5 billion in potential sales I mentioned, and the six new distribution points to be added over the next three years.  In 2018, these scenarios result in approximately $185 million to $220 million of modified adjusted EBITDA, which include the targeted synergies.

Through the combination and seamless integration of ILG and Vistana, we expect to achieve approximately $21 million in revenue and cost synergies three years from closing, which will ramp up year-after-year, and approximately $26 million in year five.  These will come from a combination of ILG’s global corporate infrastructure, improved utilization of Vistana inventory through existing ILG channels, and increased penetration of membership programs to Vistana customers.

Furthermore, the combined company will be naturally leaner, through normal course of attrition, efficiencies, and rent consolidation.  I hope you can see why we’re so excited about this business combination, and the great opportunities that lie ahead for ILG.

So, to sum it up, on 23, we will have the exclusive global master licenses in vacation ownership for Westin, Sheraton and Hyatt, three of the top upper-upscale brands in hospitality.  We will have improved scale, global reach, assets, inventory and sales and marketing infrastructure to support increased growth.  And, this will be complemented by an enhanced financial profile with a strong balance sheet, and substantial free cash flow from recurring fee-for-service revenues such as management fees and exchange in club revenues.

While we intend to maintain our strong dividend policy, we will continue to evaluate additional opportunities to return capital to shareholders over the long term.

Following the acquisition of Vistana, ILG’s revenue streams will be even more diversified.  While we will continue to focus on asset-light and fee-for-service business lines, this transformational transaction will fortify our foundation for long-term, sustainable growth.  By any measure, we are creating a stronger, and more competitive, company.

Unidentified Audience Member:

Could you walk through the unit economics of property development, so whether it comes with the portfolio that you bought, or you purchase new land, how much does it cost to create what you’re going to sell?  What are the costs associated with that, and how do you finance it?  So, what would you ultimately net over what period of time, and then what’s the ongoing annual management fee stream associated with that?

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

So, some of the things you’re asking for have not been provided publicly.  Starwood does provide some of the information in their Form 10.  I think if you take a look at the upper-upscale properties that are out there in the marketplace, they’re generally in the high 20s to low 30 percent cost of product.  The Vistana platform is very efficient in their sales operation, so we expect to have market-leading metrics in that regard, but as it relates to the $5.5 billion in embedded inventory, that is going to be primarily — the growth is initially going to come from the 390-unit project that’s in Maui.  It is the third phase of a very large, almost 900-unit project which will share amenities and lead generation from the Sheraton on Ka’anapali Beach, as well as the Westin and the units that they have sold already.

In terms of any other metrics, we are going to be filing a Form S-4 in December that will have additional information.

Steve Kent — Managing Director, Goldman Sachs:

Craig, why don’t you just — I mean, you’ve been around the industry for a long time.  If somebody were to build a timeshare — and you’ve seen timeshare being built — they’re going to build 100 units, in Orlando, or someplace like that — what’s the math of how timeshare works?  I think that’s, I think that’s at the core of the question.  In generalities.

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

In generalities, I think the average cost of product that ARDA has shown is in the 25% product cost.  I think that the sales and marketing costs have generally ranged in the 45% to 60% range, but in the case of a branded timeshare that has got a certain percentage of sales to existing customers, your sales and marketing costs are better.  The product cost, depending on which brand it is, is going to be higher than the average.  But, saying all that, your sales and marketing distribution is going to be aided by the frequency programs that these hotels have, as well as the existing customers that these brands have.

One of the things I didn’t answer, in terms of how you fund this, because Starwood has a robust sales and marketing distribution, has done over $300 million a year in sales, originated sales, without having substantial inventory embedded into their program, I believe that we’re talking about a situation where the metrics that will be able to be driven are going to be well above the average, the industry average.

. . .

And the securitizations, they’re going to be able to do, particularly immediately, the $400 million is going to be the vehicle where you fund.  The one thing that the Hyatt is a buildup and has — we’re taking the receivables on our balance sheet, we’ll be able to utilize the vehicle that Starwood has to generate more cash for the construction.  So, you’re really building out of consumers’ funds.

Steve Kent — Managing Director, Goldman Sachs:

Okay, so let’s be careful, clear on that, though.  Because sometimes, you know, there are a couple different parts of the financing.  It’s green field, you’re building a timeshare unit, you go to the bank?  What do you do, sort of, to get that financing?  And then, the reason why I think this question might be coming up, is that Marriott, when they exited the timeshare business, said over the lifetime of a timeshare development it’s perfectly good returns, but the first two or three years, negative free cash flow, not particularly good returns, and sort of towards the end.  So, I think that’s where the questions are.

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

Okay.  So, multiple kinds of answers.  So, in this particular case, this is a capital-efficient structure wherein we’re getting hotels that are going to be converted, where you already have amenities.  You have infrastructure in.  We’re getting raw land that is adjacent to existing infrastructure and amenities, and they’re already in the ground and in Nanea project, which is also a third phase that shares amenities and other kinds of services.  So, you don’t have the same kind of green field construction that you would have in a new project.  In addition, one of the things that’s become prevalent in the industry is this fee-for-service model, where the sales and marketing infrastructure partners with a developer who will take the development risk and you’ll get a better return on the cash.  It will lower the EBITDA contribution to that project, but you will be able to get additional revenue streams going forward.  While Starwood really hasn’t done much of that in the past, we intend — because of the infrastructure — to be able to look at those kind of opportunities, and layer them in with the properties that we have been provided in this $5.5 billion.  But, let me be clear, these are world-class destinations.  These are the kinds of properties you cannot duplicate.  You cannot duplicate.  And we want to drive profitability as well as the recurring revenue streams from cost plus management and club and exchange and all the other fees that flow from it.  We are going to be wide open to discussing with other developers, how we work on fee-for-service projects.

One of the things we’re doing with Hyatt right now is, we are — our property in Maui is a joint venture with Host Hotels and Resorts.  We’re one-third, they’re two-thirds.  We share the development profit, but we get the management and the club services moving forward in perpetuity.  So, these kinds of structures make it less capital-intensive, and with a very strong and robust sales and marketing distribution platform, you are able to take those kinds of opportunities on.

Unidentified Audience Member:

Can you talk about the multiple (inaudible) properties and/or, or how this all comes together, and I guess you said there’s certain assets that come with the transaction that maybe would debit or credit the EV (ph), so I don’t think you (inaudible)?

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

Well, we didn’t put a multiple.  So, if you take a look at how you value this, what slide is this by the way, Lily?  19?  Slide 19 shows $415 million of unsecured (inaudible) receivables.  That is going to be converted to cash.  So, I think that you doing the math, and everybody can do the math on that.  The five transferred world class resorts of $200 million, throws off very little EBITDA in the scheme of things today, and the highest and best use for those properties is timeshare development, which we plan to do.

In addition to that, when we first announced we had a LTM, and since then, we’ve been able to work with Starwood to provide the numbers moving forward.  And so, for 2015, the estimate is $140 million to $145 million adjusted EBITDA.  And, depending on which assets you use to decrease, clearly, the cash, should be reduced from the 1.5.  And, you have to also add that Interval Leisure Group has debt as well, that we believe that the multiple, the EBITDA multiple that we’re paying for this business, if you look at it that way, it’s much less than it was reported at the time of announcement.

Unidentified Participant:

So, just because we got caught in the middle of this too, Starwood gave a very different view, and suggested almost a 12 multiple.  When you add up all of these factors, you get into the mid- to high-single-digit multiple.

Unidentified Audience Member:

So again, just speaking generally, not specifically, what’s going on over the next couple of years, but there’s a tension in the business between the faster you work to develop the backlog of inventory which, if developing projects is MCV positive and you want to grow, the faster you develop that, the faster you’ll grow, the faster you’ll create value, but it also consumes a lot of cash as you’re doing it.  And so, how do you think about balancing your desire to grow and develop those properties with the need to generate actual free cash flow to the extent that that is a concern?

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

It is not a concern.  We have a very robust free cash flow profile.  The securitizations are going to provide plenty of cash to be able to build out our plan.  We plan on continuing our dividend that we have today.  It’s about $26 million, when it’s all said and done it’s going to be in the high 50s out of our cash flow.  It will allow us to have these organic investments, which by the way, we’re going to look at them the same way we look at an acquisition.  They have to hit that hurdle.  But, in this case, it’s organic.  It is — recurring revenue streams that flow from that development, which is ongoing, streams that are, have a mode with the brands, and we feel that having control over that content and distribution makes us a much stronger company.

Unidentified Audience Member:

Hi, I have three questions.  The first question is, on your last call, you announced some hiccups on the high-end vacation ownership sales.  I was wondering if you could talk about that a little bit, and the risk in Vistana for something like that happening at Vistana?  And then, also, with Marriott and Starwood transactions, now you have two banners under one roof.  How does that affect you?  And then, the third thing is, the receivables, securitization, is that immediate?  Are you going to be doing that, you know, very quickly, or is that over time?

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

. . . So, management took action, and we hired a Senior VP that has almost 25 years experience in branded companies from Hilton and Marriott, and he is now addressing all of the sales and marketing infrastructure.  We’re going to be building new marketing channels, building the right team of people, and we have absolutely no doubt that we are going to be able to make that hum.

The other thing is that we also have an initiative to create a pure points club for the consolidated properties, which will help in the efficiency of sale.  It will be a system sale, as opposed to a project-specific sale, which will definitely help in broadening our market.

. . .

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

Oh.  Securitization.  So, we anticipate closing some time in the second quarter, and it wouldn’t be that long after that we’d do the securitization.

Unidentified Audience Member:

The third one was about the Marriott, buying Starwood, having two banners under one roof, how does that affect you, if you have control over one half but not the other half?

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

How do we have — do we have control over —?

Unidentified Audience Member:  On, like the vacation ownership?

Craig Nash — Chairman, President and CEO, Interval Leisure Group, Inc.:

Well, Marriott, Marriott Vacations is a separate company like we are.  They have a master global license for the Marriott brand.  We’re going to have the global exclusive master license for Westin and Sheraton.  I believe that you know, both us and VAC (ph) are going to want to grow our portfolios and our brands, and that Marriott is going to want to support that.  So, we’re confident that Marriott’s a fine company.  We’ve done business with them before, back in 1997, when we were a private company after being sold pursuant to an FTC consent decree in the CUC-HFS merger, to create Cendant.  We had shareholders, Marriott, Hyatt, Carlson Hospitality, and later, Starwood on our Board, and we worked together, and we have a great appreciation for one another.  And we believe that it’s going to be a great working relationship.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of ILG and Vistana, which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG, Vistana and Starwood and are subject to significant risks and uncertainties outside of the control of ILG and Starwood.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) the ability to achieve our estimate of future inventory yield, (9) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (10) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (11) lack of available financing for, or insolvency or consolidation of developers, (12) decreased demand from prospective purchasers of vacation interests, (13) travel related health concerns, (14) ILG’s ability to compete effectively and successfully and to add new products and services, (15) ILG’s ability to successfully manage and integrate acquisitions, (16) the occurrence of a termination event under the master license agreement with Hyatt, (17) ILG’s ability to market vacation ownership interests successfully and efficiently, (18) impairment of ILG’s assets, (19) the restrictive covenants in ILG’s revolving credit facility and indenture; (20) business interruptions in connection with ILG’s technology systems, (21) the ability of managed homeowners associations to collect sufficient maintenance fees, (22) third parties not repaying advances or extensions of credit, (23) fluctuations in currency exchange rates and (24) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s, Starwood’s and Vistana’s filings with the U.S. Securities and Exchange Commission. None of ILG, Starwood or Vistana is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana.  In connection with the proposed merger, ILG intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website.  Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

Participants in Solicitation

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015.

Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.